Exhibit 99.1

GRI - Regency, LLC

Index to Financial Statements

GRI - Regency, LLC

All other schedules are omitted because of the absence of conditions under which they are required, materiality or because information required therein is shown in the consolidated financial statements or notes thereto.

Report of Independent Auditors

To the Members of
GRI-Regency, LLC:

In our opinion, the accompanying consolidated statements of operations, of changes in members' capital and comprehensive income (loss) and of cash flows for the year ended December 31, 2009 present fairly, in all material respects, the results of operations, of changes in members' capital and of cash flows of GRI-Regency, LLC (formerly Macquarie Countrywide-Regency II, LLC) and its subsidiaries (collectively the “Company”) for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
McLean, Virginia
March 31, 2010, except for note 4,
as to which the date is February 29, 2012

GRI - Regency, LLC
Consolidated Balance Sheets
December 31, 2011 and 2010 (both unaudited)
(in thousands)

	2011	2010
	(unaudited)	(unaudited)
Assets
Real estate investments, at cost (note 3):
Land	$677,753	679,602
Buildings and improvements	1,609,936	1,598,208
Construction in progress	20,372	766
	2,308,061	2,278,576
Less: accumulated depreciation	416,136	349,133
Net real estate investments	1,891,925	1,929,443

Cash and cash equivalents	9,167	34,636
Restricted cash	4,706	4,727
Tenant receivables, less allowance for doubtful accounts of
$2,177 and $2,647, respectively	16,472	18,582
Straight line rent receivables, net of reserve of $897
and $634, respectively	18,703	16,115
Deferred costs, less accumulated amortization of $17,045 and
$14,142, respectively	25,510	17,266
Acquired lease intangible assets, less accumulated amortization
of $175,005 and $168,720, respectively (note 5)	23,403	30,916
Other assets	10,704	12,564
Assets held for sale	—	12,023
Total assets	$2,000,590	2,076,272

Liabilities and Members' Capital
Liabilities:
Mortgages payable (notes 6 and 8)	$1,079,954	1,108,005
Accounts payable and other liabilities (note 11)	44,389	38,451
Acquired lease intangible liabilities, less accumulated accretion
of $63,805 and $59,633, respectively (note 5)	15,312	19,512
Tenants’ security deposits and prepaid rent	4,697	4,607
Liabilities associated with assets held for sale	—	10,428
Total liabilities	1,144,352	1,181,003

Members' capital (note 9):
Regency Centers, L.P.	342,495	358,107
Global Retail Investors, LLC	513,743	537,162
Total members' capital	856,238	895,269

Total liabilities and members' capital	$2,000,590	2,076,272
The accompanying notes are an integral part of these consolidated financial statements.

GRI - Regency, LLC
Consolidated Statements of Operations
For the years ended December 31, 2011 (unaudited), 2010 (unaudited), and 2009
(in thousands)

	2011	2010	2009
	(unaudited)	(unaudited)
Revenues:
Minimum rent (note 10)	$164,122	163,836	165,136
Recoveries from tenants and other income	51,189	53,217	49,954
Gain on sale of properties and outparcels	—	2,374	—
Total revenues	215,311	219,427	215,090

Operating expenses:
Depreciation and amortization	76,184	77,240	80,048
Operating and maintenance	24,939	23,761	20,876
General and administrative (note 1)	2,522	2,820	3,765
Real estate taxes	26,752	26,989	28,478
Property management fees (note 11)	8,356	8,166	7,570
Provision for doubtful accounts	1,959	1,706	4,936
Loss on sale of properties and outparcels	—	—	329
Provision for impairment	—	19,145	73,387
Total operating expenses	140,712	159,827	219,389

Other expense:
Interest expense, net of interest income of $12, $9,
and $98, respectively	57,951	65,001	75,307
Early extinguishment of debt	51	—	78
Total other expense	58,002	65,001	75,385

Net income (loss) from continuing operations	16,597	(5,401)	(79,684)

Discontinued operations, net (note 4):
Operating income (loss) from discontinued operations	172	(15,090)	(31,335)
Gain on sale of operating properties	1,475	5,377	—
Net income (loss) from discontinued operations	1,647	(9,713)	(31,335)

Net income (loss)	$18,244	(15,114)	(111,019)
The accompanying notes are an integral part of these consolidated financial statements.

GRI - Regency, LLC
Consolidated Statements of Changes in Members' Capital and Comprehensive Income (Loss)
For the years ended December 31, 2011 (unaudited), 2010 (unaudited), and 2009
(in thousands)

	Macquarie CountryWide (US) No. 2, LLC	Regency Centers, L.P.	Macquarie - Regency Management, LLC	Global Retail Investors, LLC	Total Members' Capital
Balance at December 31, 2008 (audited)	$605,410	200,996	807	—	807,213
Members' ownership change	(294,357)	654	(654)	294,357	—
Comprehensive income (loss):
Net (loss) income	(85,571)	(26,932)	4,814	(3,330)	(111,019)
Change in fair value of derivative instruments	797	320	1	163	1,281
Total comprehensive loss					(109,738)
Contribution of real estate, net of liabilities
assumed, at fair value	(2,775)	(922)	(4)	—	(3,701)
Cash distribution from debt re-financing	(3,212)	(1,066)	(4)	—	(4,282)
Cash distributions from operations	(37,354)	(15,349)	(42)	(8,818)	(61,563)
Preferred return cash distribution	5,441	(719)	(4,918)	196	—
Balance at December 31, 2009	188,379	156,982	—	282,568	627,929
Members' ownership change	(183,986)	94,204	—	89,782	—
December 2009 income adjustment	15	(15)	—	—	—
Net loss	(1,561)	(5,100)	—	(8,453)	(15,114)
Cash contributions	—	228,450	—	342,675	571,125
Cash distributions from operations	(2,847)	(27,730)	—	(38,748)	(69,325)
Cash distribution from debt financing	—	(79,600)	—	(119,401)	(199,001)
Cash distributions from sale of real estate	—	(8,138)	—	(12,207)	(20,345)
Preferred return cash distribution	—	(946)	—	946	—
Balance at December 31, 2010 (unaudited)	—	358,107	—	537,162	895,269
Net income	—	8,524	—	9,720	18,244
Cash contributions	—	182,660	—	273,991	456,651
Cash distributions from operations	—	(29,680)	—	(44,520)	(74,200)
Cash distribution from debt financing	—	(163,032)	—	(244,549)	(407,581)
Cash distributions from sale of real estate	—	(12,858)	—	(19,287)	(32,145)
Preferred return cash distribution	—	(1,226)	—	1,226	—
Balance at December 31, 2011 (unaudited)	$—	342,495	—	513,743	856,238
The accompanying notes are an integral part of these consolidated financial statements.

GRI - Regency, LLC
Consolidated Statements of Cash Flows
For the years ended December 31, 2011 (unaudited), 2010 (unaudited), and 2009
(in thousands)

	2011	2010	2009
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$18,244	(15,114)	(111,019)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation and amortization	76,320	80,003	84,126
Net amortization and accretion of above and below market lease intangibles	(2,330)	(2,958)	(4,458)
Amortization of rent inducements	16	8	—
Amortization of deferred loan costs and debt premium	834	881	1,097
Net gain on sale of real estate investments	(1,475)	(5,377)	—
Net (gain) loss on sale of outparcels	—	(2,374)	329
Provision for doubtful accounts	1,911	1,914	5,599
Provision for impairment	—	36,250	104,416
Dead deal costs	—	—	1,333
Early extinguishment of debt	28	—	(35)
Changes in assets and liabilities:
Tenant receivables, net	(2,016)	(758)	(5,337)
Accounts payable and other liabilities	5,979	(6,384)	(719)
Other assets	1,856	(9,241)	(848)
Net cash provided by operating activities	99,367	76,850	74,484

Cash flows from investing activities:
Restricted cash	(3)	(2,897)	6
Deferred leasing costs	(9,102)	(3,354)	(5,256)
Proceeds from sale of real estate investments	7,175	60,071	982
Capital improvements	(33,564)	(12,696)	(9,022)
Net cash (used in) provided by investing activities	(35,494)	41,124	(13,290)

Cash flows from financing activities:
Cash contributions from members	456,651	571,125	—
Cash distributions to members	(513,926)	(288,671)	(65,845)
Proceeds from mortgage payables	404,750	202,000	7,500
Repayments on mortgage payables	(430,382)	(576,310)	(3,500)
Scheduled principal payments on mortgage payables	(2,363)	(701)	(97)
Deferred loan costs	(4,199)	(3,576)	(217)
Security deposits and prepaid rent	127	65	(111)
Net cash used in financing activities	(89,342)	(96,068)	(62,270)

Net (decrease) increase in cash and cash equivalents	(25,469)	21,906	(1,076)

Cash and cash equivalents at beginning of the year	34,636	12,730	13,806

Cash and cash equivalents at end of the year	$9,167	34,636	12,730

GRI - Regency, LLC
Consolidated Statements of Cash Flows
For the years ended December 31, 2011 (unaudited), 2010 (unaudited), and 2009
(in thousands)

	2011	2010	2009
	(unaudited)	(unaudited)
Supplemental disclosure of cash flow information:
Cash paid for interest	$56,427	66,119	76,999

Supplemental disclosure of non-cash transactions:
Liabilities contributed, net of real estate (note 3)	$—	—	(3,701)

Mortgage loan transferred in sale of real estate	$8,445	—	—

Change in fair value of derivative instrument	$—	—	1,281

Accrued PP & E	$12	475	678
The accompanying notes are an integral part of these consolidated financial statements.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

1.	Summary of Significant Accounting Policies

(a)	Organization and Principles of Consolidation

General

GRI - Regency, LLC ("the Company"), formerly Macquarie CountryWide - Regency II, LLC, was formed on June 1, 2005 for the purpose of owning, acquiring, managing, leasing, financing and ultimately disposing of commercial real estate properties, primarily grocery-anchored neighborhood shopping centers. The operations of the Company are governed by the Second Amended and Restated Limited Liability Company Agreement of GRI - Regency II, LLC (the "Agreement"). At December 31, 2011, the Company owned 80 shopping centers.

Ownership of the Company

At formation, the Company was 64.95% owned by Macquarie CountryWide (US) No. 2, LLC ("MCW"), 34.95% owned by Regency Centers, L.P. ("RCLP" or “Regency”), and 0.1% owned by Macquarie-Regency Management ("MRM"). MCW was a wholly owned subsidiary of Macquarie CountryWide Trust of Australia. RCLP is a consolidated subsidiary of Regency Centers Corporation. MRM was owned by Macquarie Real Estate Inc. (50%) and RCLP (50%).

On January 1, 2006, RCLP sold 10.05% of its interest in the Company to MCW. After the sale, the Company was 75% owned by MCW, 24.9% owned by RCLP, and 0.1% owned by MRM.
On July 17, 2009, MCW agreed to sell 60% of the partnership's interest to Global Retail Investors, LLC (“GRI”), a joint venture between the California Public Employees' Retirement System (“CalPERS”) and an affiliate of First Washington Realty, Inc., in two closings. The first closing was completed on July 31, 2009, with GRI purchasing a 45% ownership interest in the real estate partnership.  As part of the closing, Regency acquired MRM's 0.1% ownership of the Company. The transaction increased Regency's ownership in the Company to 25% from 24.95%.
As part of the original agreement with MCW, Regency negotiated two separate options to acquire an additional 15% interest in the partnership. In November 2009, Regency exercised its two options with the closing contingent upon obtaining lender consents. On March 30, 2010, Regency closed on its options increasing its ownership interest in the real estate partnership to 40% with an effective date of December 1, 2009.

Effective January 1, 2010, the Agreement was amended to include a unilateral right to elect to dissolve the partnership and receive a distribution-in-kind upon liquidation.

On March 11, 2010, an amendment was filed with the state of Delaware to change the name of the Company from Macquarie CountryWide - Regency II, LLC to GRI - Regency, LLC.

On April 30, 2010, GRI closed on the purchase of its remaining 15% interest from Charter Hall Retail REIT, formerly MCW, increasing its total ownership in the real estate partnership to 60%. As of December 31, 2011 and 2010, the Company was 60% owned by GRI and 40% owned by RCLP. RCLP and GRI are hereafter referred to collectively as the Members.

Method of Accounting

The accompanying consolidated financial statements are prepared on the accrual basis of accounting.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

Estimates, Risks, and Uncertainties
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Company's financial statements relate to the carrying values of its investments in real estate and accounts receivable, net. Although the U.S. economy is recovering, economic conditions remain challenging, and therefore, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change significantly, if economic conditions were to weaken.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All significant intercompany accounts and transactions are eliminated in the consolidated financial statements.

(b)	Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. The Company estimates the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Company's experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness, and remaining lease terms. In some cases, primarily related to straight-line rents, the ultimate collection of these amounts are associated with increased rents to be collected in future years which extend beyond one year. During the years ended December 31, 2011, 2010, and 2009, the Company recorded provisions for doubtful accounts of $1.9 million, $1.9 million, and $5.6 million, respectively, of which approximately income of $48,000 and expense of $208,000, and $663,000, respectively, is included in discontinued operations.

The following table represents the components of accounts receivable, net of allowance for doubtful accounts, as of December 31, 2011 and 2010 in the accompanying Consolidated Balance Sheets (in thousands):

	2011	2010
Tenant receivables	$3,085	$12,370
CAM and tax reimbursements	14,620	7,693
Other receivables	944	1,166
Less: Allowance for doubtful accounts	2,177	2,647
Total	$16,472	$18,582

Substantially all of the lease agreements with anchor tenants contain provisions that provide for additional rents based on tenants' sales volume (percentage rent). Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Substantially all lease agreements contain provisions for reimbursement of the tenants' share of real estate taxes, insurance and common area maintenance (“CAM”) costs. Recovery of real estate taxes, insurance, and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. When the Company is the owner of the leasehold improvements, recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing their leasehold improvements.

Profits from sales of real estate are recognized under the full accrual method by the Company when a sale is consummated; the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; the Company's receivable, if applicable, is not subject to future subordination; the Company has transferred to the buyer the usual risks and rewards of ownership; and the Company does not have substantial continuing involvement with the property.

(c)	Real Estate Investments

Land, buildings, and improvements are recorded at cost. Major additions and improvements to real estate investments are capitalized to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the useful lives of the respective assets are recorded in operating and maintenance expense.

The Company incurs costs including contract deposits, as well as legal, engineering, and other external professional fees related to evaluating the feasibility of developing or re-developing a shopping center. These pre-development costs are included in construction in progress in the accompanying Consolidated Balance Sheets. If the Company determines that the development or re-development of a particular shopping center is no longer probable, any related pre-development costs previously capitalized are immediately expensed in general and administrative expenses in the accompany Consolidated Statements of Operations. There were no pre-development costs expensed during the year ended December 31, 2011. During the years ended December 31, 2010 and 2009, the Company expensed pre-development costs of approximately $16,000 and $1.3 million, respectively.

Depreciation is computed using the straight-line method over estimated useful lives of approximately 40 years for buildings and improvements and the shorter of the useful life or the remaining lease term subject to a maximum of 10 years for tenant improvements.

The Company accounts for business combinations using the acquisition method by recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition date fair values. The Company expenses transaction costs associated with business combinations in the period incurred.

The Company's methodology includes estimating an “as-if vacant” fair value of the physical property, which includes land, building, and improvements. In addition, the Company determines the estimated fair value of identifiable intangible assets, considering the following three categories: (i) value of in-place leases, (ii) above and below-market value of in-place leases, and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is recorded to amortization expense over the remaining initial term of the respective leases.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of minimum rent over the remaining terms of the respective leases and the value of below-market leases is accreted to minimum rent over the remaining terms of the respective leases, including below-market renewal options, if applicable. The Company does not assign value to customer relationship intangibles if it or Regency has pre-existing business relationships with the major retailers at the acquired property since they do not provide incremental value over the Company's existing relationships.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

The Company classifies an operating property as held-for-sale when it determines that the property is available for immediate sale in its present condition, the property is being actively marketed for sale, and management believes it is probable that a sale will be consummated within one year. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow prospective buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth above. Operating properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The recording of depreciation and amortization expense is suspended during the held-for-sale period. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held-for-sale, the property is reclassified as held and used and is measured individually at the lower of its (i) carrying amount before the property was classified as held-for-sale, adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used or (ii) the fair value at the date of the subsequent decision not to sell. Any required adjustment to the carrying amount of the property reclassified as held and used is included in income from continuing operations in the period of the subsequent decision not to sell and the results of operations previously reported in discontinued operations are reclassified and included in income from continuing operations for all periods presented.

When the Company sells a property or classifies a property as held-for-sale and will not have significant continuing involvement in the operation of the property, the operations of the property are eliminated from ongoing operations and classified in discontinued operations. Its operations, including any mortgage interest and gain on sale, are reported in discontinued operations so that the operations are clearly distinguished. Prior periods are also reclassified to reflect the operations of the property as discontinued operations. One property was classified as held-for-sale at December 31, 2010; however, there were no properties held-for-sale as of December 31, 2011.

The Company reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, the Company performs an annual review to re-evaluate market-based capitalization rates, estimated holding periods, expected future operating income, trends and prospects, the effects of demand, competition and other factors. For properties to be “held and used” for long term investment, to determine recoverability, the Company estimates undiscounted future cash flows over the expected investment term including the estimated future value of the asset upon sale at the end of the investment period. Future value is generally determined by applying a market-based capitalization rate to the estimated future net operating income in the final year of the expected investment term. If the estimated undiscounted cash flows used in the recoverability test are less than the long-lived asset's carrying amount, management then determines the fair value of the long-lived asset and if the carrying amount of the long-lived asset exceeds its fair value, an impairment loss is recognized equal to the excess of carrying value over fair value. Fair value is determined through comparable sales information and other market data if available, or through use of an income approach such as the direct capitalization method or the traditional discounted cash flow approach. For properties “held-for-sale”, the Company estimates current resale values through appraisal information and other market data, less expected costs to sell. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy for those markets in which the Company operates, the Company's estimated holding period of the property, tenant credit quality, ongoing leasing activity, and demand for new retail stores. If as a result of a change in the Company's strategy for a specific property which the Company owns a property previously classified as held and used is changed to held-for-sale, or if its estimated holding period changes, such change could cause the Company to determine that the property is impaired and a provision for impairment would be recorded. No impairment was recorded for the year ended December 31, 2011. During 2010 and 2009, the Company established a provision for impairment of $36.3 million and $104.4 million, respectively, of which $17.2 million and $31.0 million, respectively, is included in discontinued operations. See Note 8 for further discussion.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

(d)	Cash and Cash Equivalents

Any instruments that have an original maturity of 90 days or less when purchased are considered cash equivalents. At times, cash and cash equivalent balances may exceed the insurance limit of the Federal Deposit Insurance Corporation. Management believes it mitigates its risk of loss by investing in or through major financial institutions.

(e)	Restricted Cash

Restricted cash includes amounts restricted and held in escrow for tenant improvements, taxes and insurance as required by the terms of related mortgages payables.

(f)	Deferred Costs

Deferred costs include leasing costs and loan costs, net of accumulated amortization. Such costs are amortized over the periods through lease expiration or loan maturity, respectively. If the lease is terminated early, or if the loan is repaid prior to maturity, the remaining leasing costs or loan costs are written off. Deferred leasing costs consist of external commissions associated with leasing the Company's shopping centers. Net deferred leasing costs were $17.8 million and $12.8 million at December 31, 2011 and 2010, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities and are amortized as a component of interest expense over the life of the debt using the straight-line method, which approximates the effective interest method. Net deferred loan costs were $7.7 million and $4.5 million at December 31, 2011 and 2010, respectively.

(g)	Derivative Financial Instruments

All derivative instruments, whether designated in hedging relationships or not, are recorded on the accompanying Consolidated Balance Sheets at their fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The Company's use of derivative financial instruments is intended to mitigate its interest rate risk on a related financial instrument or forecasted transaction through the use of interest rate swaps (the “Swaps”) and the Company designates these interest rate swaps as cash flow hedges. The gains or losses resulting from changes in fair value of derivatives that qualify as cash flow hedges are recognized in other comprehensive income (“OCI”) while the ineffective portion of the derivative's change in fair value is recognized in the Statements of Operations as a gain or loss on derivative instruments. Upon the settlement of a hedge, gains and losses remaining in OCI are amortized over the underlying term of the hedged transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows and/or forecasted cash flows of the hedged items.

In assessing the valuation of the hedges, the Company uses standard market conventions and techniques such as discounted cash flow analysis, option pricing models, and termination costs at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The Company held interest rate swaps that expired on September 1, 2009 which were designated as cash flow hedges

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

of the variability in interest payments on certain notes payable. The Company formally assessed whether the derivative instruments were highly effective in offsetting changes in the related interest payments at hedge inception and an ongoing basis. The changes in fair value of derivative instruments that were highly effective and were designated as cash flow hedges were recorded in other comprehensive income. Over time, the unrealized gains and losses held in accumulated other comprehensive income were reclassified to earnings. This reclassification occurs when the related interest payments are also recognized in earnings. See Note 7 for further discussion.

(h)	Asset Retirement Obligations

The Company recognizes a liability for the fair value of conditional asset retirement obligations if the fair value of the liability can be reasonably estimated. Recorded conditional asset retirement obligations at December 31, 2011 and 2010 were $6.0 million and $6.2 million, respectively. Related accretion was approximately $131,000, $200,000, and $191,000 of expense for the years ended December 31, 2011, 2010, and 2009, respectively.

(i)	Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership. Accordingly, income is allocated to the members for inclusion in their tax returns and no provision or liability for Federal and state income taxes has been included in the consolidated financial statements.

Tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2008 forward (with limited exceptions).

(j)	Assets and Liabilities Measured at Fair Value

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Company's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Company's own assumptions, as there is little, if any, related market activity.

The Company also remeasures nonfinancial assets and nonfinancial liabilities, initially measured at fair value in a business combination or other new basis event, at fair value in subsequent periods.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

(a)	Recent Accounting Pronouncements

Recently Adopted

In 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (820) - Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires new disclosures for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements for the level of disaggregation for each class of assets and liabilities and for the inputs and valuation techniques used to measure fair value. In 2011, the Company adopted the deferred provision of ASU 2010-06 relating to disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The adoption of this ASU had no impact to the Company's financial position, results of operations, or cash flows.

Recently Issued But Not Yet Adopted

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure requirements in U.S.GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 provides new guidance concerning fair value measurements and disclosure. The new guidance is the result of joint efforts by the FASB and the International Accounting Standards Board ("IASB") to develop a single, converged fair value framework on how to measure fair value and the necessary disclosures concerning fair value measurements. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect this ASU to have a material effect on the Company's financial position, results of operations, or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 revised guidance over the manner in which entities present comprehensive income in the financial statements. This guidance removes the previous presentation options and provides that entities must report comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income nor does it require incremental disclosures in addition to those previously required. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect this ASU to have a material effect on the Company's financial position, results of operations, or cash flows.

(b)	Reclassifications

Certain reclassifications have been made to the 2010 and 2009 amounts to conform to classifications adopted in 2011 and there was no effect from these reclassifications on previously reported net loss or members' equity.

2.	Concentration of Risk

Management of the Company performs ongoing credit evaluations of its tenants. At December 31, 2011, approximately 26%, 21%, and 14% of the Company's consolidated revenues are generated in California, Virginia and Maryland, respectively. No other state generates more than 7% of the Company's consolidated revenues. No single tenant generates more than 3% of the Company's consolidated revenues.

3.	Real Estate Investments

No members contributed property during 2011 or 2010. During 2009, the members' contributed a property with an asset value of $6.8 million. The property was contributed subject to a mortgage payable of $10.5 million and security deposits of approximately $30,000. The operating results of the property are included in the Company's accompanying Consolidated Statements of Operations from its contribution date of June 1, 2009.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

The book value of the property contributed is as follows (in thousands):

Land	$1,787
Buildings and improvements, net	4,931
Straight-line rent	44
Deferred leasing costs, net	66
Deferred loan costs, net	1
Total assets contributed	6,829

Liabilities contributed	10,530
Net liabilities contributed	$3,701

4.    Discontinued Operations

During the years ended December 31, 2011 and 2010, the Company sold three properties in both years. There were no properties sold during the year ended December 31, 2009. The combined operating income and gain on the sale of these properties and the property classified as held for sale were reclassified to discontinued operations. The components of the net income (loss) from discontinued operations for the years ended December 31, 2011, 2010, and 2009 are as follows (in thousands):

	2011	2010	2009
	(unaudited)	(unaudited)
Revenues	$1,049	$10,488	$12,637
Expenses	(877)	(25,578)	(43,972)
Operating income (loss) from discontinued operations	172	(15,090)	(31,335)
Gain on sale of properties	1,475	5,377	—
Net income (loss) from discontinued operations	$1,647	$(9,713)	$(31,335)

5.	Acquired Lease Intangibles

The Company has acquired lease intangible assets, net of amortization, of $23.4 million and $31.4 million at December 31, 2011 and 2010, respectively, of which approximately $460,000 was recorded in assets held for sale as of December 31, 2010. Of the acquired lease intangible assets, net of amortization, $16.2 million and $22.3 million relates to in-place leases of which approximately $460,000 was included in assets held for sale as of December 31, 2010. These in-place leases have a remaining weighted average amortization period of 6 years and the aggregate amortization expense recorded for these in-place leases was $5.6 million, $7.5 million, and $11.7 million for the years ended December 31, 2011, 2010, and 2009, respectively, of which approximately $21,000, $304,000, and $597,000 was included in discontinued operations for the years ended December 31, 2010, 2010, and 2009, respectively. The Company has above-market lease intangible assets, net of amortization, of $7.2 million and $9.1 million at December 31, 2011 and 2010. The remaining weighted average amortization period is 10 years and the aggregate amortization expense recorded as a reduction to minimum rent for these above-market leases was $1.9 million, $2.2 million, and $2.9 million for the years ended December 31, 2011, 2010, and 2009, respectively, of which approximately $19,000 was recorded in discontinued operations for the year ended December 31, 2009.

The Company has acquired lease intangible liabilities, net of accretion, of $15.3 million and $20.3 million at December 31, 2011 and 2010, of which approximately $791,000 was included in assets held for sale as of December 31, 2010. The remaining weighted average accretion period is 6 years and the aggregate amount accreted as an increase to minimum rent for these below-market rents was $4.2 million, $5.1 million, and $7.4 million for the years ended December 31, 2011, 2010, and 2009, respectively, of which approximately $122,000 and $123,000 was included in discontinued operations for the years ended December 31, 2010 and 2009, respectively.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

The estimated aggregate amortization and net accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amortization Expense	Net Accretion
2012	$6,051	$3,417
2013	4,690	3,088
2014	3,371	2,672
2015	2,470	2,122
2016	1,349	1,535
Thereafter	5,472	2,478
Total	$23,403	$15,312

6.    Mortgages Payable
Mortgages payable consist of mortgage loans secured by properties. Mortgage loans may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of principal and interest or interest only, and mature over various terms through 2023. Fixed interest rates on mortgage loans range from 4.49% to 6.75% and average 5.27%.
The Company's outstanding debt at December 31, 2011 and 2010 consists of the following (in thousands):

	2011	2010
Mortgages payable:
Fixed rate mortgage loans	$1,079,710	1,107,662
Unamortized debt market premiums	244	343
Total	$1,079,954	1,108,005

As of December 31, 2011, scheduled principal repayments on mortgages payable were as follows (in thousands):

Schedule Principal Payments by Year:	Scheduled Principal Payments	Mortgage Loan Maturities	Total
2012	$8,462	229,237	237,699
2013	11,997	20,695	32,692
2014	12,673	9,800	22,473
2015	13,024	35,598	48,622
2016	11,103	158,460	169,563
Beyond 5 Years	59,215	509,446	568,661
Unamortized debt market premiums	244	—	244
Total	$116,718	963,236	1,079,954

The Company is required to comply, and is in compliance with, certain financial and other covenants customary with these types of mortgage financings.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

During 2010, the Company prepaid, without penalty, $514.8 million of mortgage loans that would have matured in June and July 2010. The Members each contributed capital for their respective share of the repayment. On June 2, 2010, the Company closed on $202.0 million of new 10-year secured mortgage loans and distributed the proceeds to the Members in proportion to their ownership interests.

On April 1 and April 11, 2011, the Company paid off $430.4 million of mortgage loans that would have matured in June and July 2011, of which $392.1 million was prepaid, without penalty. The Members each contributed capital for their respective share of the repayment. On April 14, 2011, the Company closed on $340.0 million of new 10- and 12-year secured mortgage loans secured by 19 properties with a weighted average interest rate of 4.90% and interest only payments for the first year. On November 10 and 14, 2011, the Company closed on two mortgage loans for $13.0 million and $51.8 million, respectively. The proceeds from both were distributed to the Members in proportion to their ownership interests.

On August 17, 2011, the Company locked a 4.50% interest rate on $128.0 million of 10-year mortgage loan financings secured by six properties to refinance a portion of the $229.2 million secured debt maturing in mid-2012. The Company will repay the remaining secured debt maturing in 2012 using funds contributed by the partners in proportion to their respective percentage interest.

7.    Derivative Financial Instruments

On August 17, 2007, the Company entered into an interest rate swap to mitigate the interest rate risk on $47.2 million of variable rate debt held by the Company. The Company expected the cash flows related to the swaps to be highly effective in offsetting the changes in the cash flows of the variable rate debt, therefore, the Company elected to designate the swaps as cash flow hedges of the variable rate debt. The swap expired on September 1, 2009. The Company recognized a net loss of $1.5 million on the interest rate swap for the year ended December 31, 2009, which has been recognized as a component of interest expense. The decrease in fair value of approximately $1.3 million was recorded in other comprehensive income for the year ended December 31, 2009.

8.    Fair Value Measurements

Impairment of Long-lived Assets

Long-lived assets held and used are comprised primarily of real estate. No impairment was recorded for the year ended December 31, 2011. The Company recorded a provision for impairment of long-lived assets of $36.3 million and $104.4 million for the years ended December 31, 2010 and 2009, respectively, of which $17.2 million and $31.0 million is included in discontinued operations for the years ended December 31, 2010 and 2009, respectively. The principal triggering event that led to the impairment charges were changes in hold periods for certain properties targeted to sell over the next three years. As a result, the Company evaluated the current fair market value of and recorded a provision for impairment. Additional impairments may be necessary in the future in the event that market conditions continue to deteriorate and impact the factors used to estimate fair value, the Company reduces the holding period on properties held and used, or it decides to classify properties as held for sale where they were previously classified as held and used. See Note 1(b) for a discussion of the inputs used in determining the fair value of long-lived assets. As of December 31, 2011, all of the Company's assets and liabilities that are measured at fair value on a non-recurring basis were derived using primarily Level 3 inputs.

The Company's assets measured at fair value on a non-recurring basis are those assets for which the Company has recorded a provision for impairment during 2010 and 2009. The assets measured at fair value on a non-recurring basis had a fair market value of $120.1 million and $161.5 million at the date of impairment during 2010 and 2009, respectively.

The following represent additional fair value disclosures for other assets and liabilities that are included in the accompanying consolidated financial statements.

Mortgages Payable

The fair value of the Company's notes payable is estimated based on the current market rates available to the Company for debt of the same terms and remaining maturities. Fixed rate loans assumed in connection with real estate acquisitions are recorded in the accompanying consolidated financial statements at fair value at the time the property is acquired. The fair

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

value of the notes payable was determined using Level 3 inputs of the fair value hierarchy. Based on the estimates used by the Company, the fair value of notes payable was $1.1 billion at December 31, 2011 and 2010, respectively.

9.    Members' Capital

Additional contributions may be made by RCLP in the form of properties and/or cash and by GRI in the form of cash. Written approval of the Members is required prior to additional contributions. If, at any time, the Members agree that additional funds are needed for any purpose, the Members shall make such additional contributions in accordance with their respective percentage interest.

Distributions of net operating cash flow are made to the Members each month in proportion to their percentage interest as of the end of the month for which the distributions are being made. Distributions are adjusted quarterly in accordance with the Agreement for preferred distributions related to the Performance Amount and/or the Base Amount as defined in the Agreement.

Distributions of proceeds from debt refinancings or property sale transactions are made in accordance with their respective percentage interest.

Net income is allocated to the Members in proportion to their respective percentage interest except for special quarterly allocations related to preferred distributions. These special allocations are intended to return the Members capital accounts to an amount equal to their respective percentage interest, which represents hypothetical liquidation at book value.

10.    Leases

The Company has entered into noncancelable operating leases with nonrelated parties, as tenants of its properties. Future minimum rents under noncancelable operating leases as of December 31, 2011, excluding both tenant reimbursements of operating expenses and additional percentage rent based on tenants' sales volume, are as follows (in thousands):

Year Ending December 31,	Amount
2012	$153,206
2013	139,396
2014	118,639
2015	98,466
2016	77,056
Thereafter	316,877
Total	$903,640

In connection with the property acquisitions on June 1, 2005, the Company assumed a capital lease for certain land parcels and a related note payable and accrued interest totaling $4.8 million. The Company recorded a debt premium of $1.1 million to reflect the assumed debt at its fair value. The note payable accrues interest at a fixed rate of 7.9%, and the principal and accrued interest balance matures August 1, 2018, at which time the Company has the option to purchase the land, or the lessor has the right to put the land to the Company for $6.5 million plus the outstanding note payable and accrued interest.

The note payable, accrued interest, and debt premium are recorded in accounts payable and other liabilities in the accompanying Consolidated Balance Sheets. Assets under the capital lease are included in real estate investments as land with the recorded value of $5.7 million at December 31, 2011 and 2010.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

Future minimum lease payments under the capital lease as of December 31, 2011 are as follows (in thousands):

Year Ending December 31,	Amount
2012	$292
2013	292
2014	292
2015	292
2016	292
Thereafter	6,959
8,419
Less: amount representing interest	(4,713)
Total	$3,706

11.    Related Party Transactions

For each new property acquired by the Company from a third party that is not an affiliate of the Members, the Company shall pay RCLP an acquisition fee equal to 1% of the total purchase price of the property plus reimbursement of its third party acquisition costs. No such fees were incurred during the years ended December 31, 2011, 2010, and 2009.

For each new property acquired by the Company directly from an affiliated joint venture, the Company shall pay RCLP an acquisition fee equal to 1% of the total purchase price multiplied by the percentage of the equity ownership interest in such affiliated joint venture that is not directly or indirectly owned by a Member or its affiliate plus reimbursement of its third party acquisition costs. No such fees were incurred during the years ended December 31, 2011, 2010, and 2009.

For each new property acquired by the Company directly from RCLP or its affiliates, the Company shall pay RCLP an acquisition fee, which will be separately agreed upon by the Members. No such fees were incurred for the years ended December 31, 2011, 2010, and 2009.

Per the Agreement, the Company shall pay RCLP a fee for capital restructuring and consulting services provided in connection with any new financing, as defined by the Agreement, for the Company. The fee is equal to 50 basis points of the total amount of the original principal amount of such financing less any third party brokerage fees. During the year ended December 31, 2011 and 2010, the Company paid approximately $170,000 and $73,000 in fees to RCLP for their services related to the $340.0 million and $202.0 million debt portfolios that closed on April 14, 2011 and June 2, 2010, respectively. No such fees were incurred during the years ended December 31, 2009.

Regency Realty Group, Inc. (RRG), an affiliate of RCLP, has entered into a management agreement whereby RRG provides property management services to the Company for the properties owned by the Company as detailed in the management agreement. RRG receives, as compensation for property management services, an annual sum equal to 4% of effective gross income of the properties, as defined by the Agreement. During the years ended December 31, 2011, 2010, and 2009, the Company incurred $8.4 million, $8.5 million and $8.0 million respectively, for such services, of which approximately $704,000, $705,000 and $742,000 are included in accounts payable and other liabilities at 2011, 2010 and 2009, respectively.

Per the Agreement, the Company incurs a due diligence fee payable to RCLP for due diligence services provide in connection with the Company's acquisition or disposition of properties. The fee is equal to 25 basis points of the purchase price or sale price, as the case may be, of any property. In addition, RCLP shall be reimbursed for its third party costs. No such fees were incurred during the years ended December 31, 2011, 2010, and 2009.

The management agreement also states that RCLP is entitled to a construction supervision fee of 5% of project costs in excess of $25,000 on any future development or construction project undertaken by the Company. During the years ended December 31, 2011, 2010 and 2009, the Company incurred fees of approximately $945,000, $364,000, and $461,000, respectively, for such services, of which approximately $136,000, $10,000 and $5,000 are included in accounts payable and other liabilities at December 31, 2011, 2010, and 2009, respectively.

GRI - Regency, LLC
Notes to Consolidated Financial Statements
December 31, 2011 and 2010 (both unaudited)

12.    Commitments and Contingencies

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities. The Company believes that any liability resulting from these matters, after taking into consideration its insurance coverages and amounts recorded in the accompanying consolidated financial statements, will not have a material adverse effect on its consolidated financial position, cash flows, or results from operations.

13.    Subsequent Events (unaudited)

The Company has evaluated subsequent events and transactions that occurred after the December 31, 2011 consolidated balance sheet date for potential recognition or disclosure in our consolidated financial statements.

•
On January 17, 2012, the Company acquired one operating property in Lake Grove, NY, Lake Grove Commons, for a purchase price of $72.5 million, including the assumption of approximately $34.3 million of debt.